UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue, #18-01 Centennial Tower

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. This 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 as filed with the SEC on May 1, 2026 and subsequently amended on May 4, 2026 and June 1, 2026.

On June 4, 2026 at 9 AM ET, Genius Group Limited (the “Company”) hosted an investor call regarding its newly announced AGI Infinity Portfolio. The recording of the call can be found at https://www.youtube.com/live/uRO5fB5MRhc?si=4KDtvMgYrInY1WWu. Additionally, the Company released an informational deck and whitepaper regarding the Portfolio as described in its press release which was released as of the date of this 6-K. Copies of the deck, whitepaper and press release are attached to this Current Report on Form 6-K as Exhibits 99.1, 99.2 and 99.3, respectively.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, Jewel Bank’s anticipated product launch, the use of proceeds from the offering, and the Company’s strategic plans. Forward-looking statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including risks related to regulatory approvals, market conditions, the political environment, and other factors described in the Company’s Annual Report on Form 20-F and other filings with the SEC. The Company undertakes no obligation to update any forward-looking statements.

Exhibits

99.1 Company Presentation

99.2 Company Whitepaper

99.3 Press Release dated June 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: June 5, 2026
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer (Principal Executive Officer)